SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2014

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-            .

QUARTERLY REPORT

Quarter Ended June 30, 2014

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries. Market share data is based on information provided by IMS Health Inc. and its affiliates (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1= Rs.60.06, as published by Federal Reserve Board of Governors on June 30, 2014. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2014		June 30, 2014		March 31, 2014
		Unreviewed convenience translation into U.S.$ (See Note 2.(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	108	Rs.	6,510	Rs.	8,451
Other investments	5		440		26,440		25,083
Trade and other receivables			601		36,110		33,037
Inventories	6		422		25,319		23,992
Derivative financial instruments	8		6		336		554
Current tax assets			5		285		1,298
Other current assets			180		10,811		11,332

Total current assets		U.S.$	1,762	Rs.	105,811	Rs.	103,747

Non-current assets
Property, plant and equipment	9	U.S.$	755		Rs.45,350	Rs.	44,424
Goodwill	10		57		3,421		3,428
Other intangible assets	11		181		10,856		11,269
Investment in equity accounted investees			14		863		806
Other investments – non-current	5		0		11		—
Deferred tax assets			111		6,686		6,054
Other non-current assets			9		546		495

Total non-current assets		U.S.$	1,128	Rs.	67,733	Rs.	66,476

Total assets		U.S.$	2,890	Rs.	173,544	Rs.	170,223

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	177	Rs.	10,640	Rs.	10,503
Derivative financial instruments	8		5		276		305
Current tax liabilities			23		1,356		1,192
Short-term borrowings	12		292		17,530		20,607
Long-term borrowings, current portion	12		85		5,084		3,395
Provisions			48		2,892		2,819
Other current liabilities			252		15,165		15,242

Total current liabilities		U.S.$	882	Rs.	52,943	Rs.	54,063

Non-current liabilities
Long-term loans and borrowings, excluding current portion	12	U.S.$	320		Rs.19,204	Rs.	20,740
Provisions – non-current			1		59		92
Deferred tax liabilities			48		2,853		2,744
Other non-current liabilities			29		1,755		1,783

Total non-current liabilities		U.S.$	397	Rs.	23,871	Rs.	25,359

Total liabilities		U.S.$	1,279	Rs.	76,814	Rs.	79,422

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2014		June 30, 2014		March 31, 2014
		Unreviewed convenience translation into U.S.$ (See Note 2.(d))
Equity
Share capital	15	U.S.$	14	Rs.	852	Rs.	851
Equity shares held by controlled trust			—		—		(5)
Share premium			365		22,113		21,553
Share based payment reserve			12		739		1,008
Retained earnings			1,175		70,555		65,051
Other components of equity			44		2,471		2,343

Total equity		U.S.$	1,611	Rs.	96,730	Rs.	90,801

Total liabilities and equity		U.S.$	2,890	Rs.	173,544	Rs.	170,223

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(in millions, except share and per share data)

		Three months ended June 30,
Particulars	Note	2014		2014		2013
		Unreviewed convenience translation into U.S.$ (See Note 2.(d))
Revenues		U.S.$	586	Rs.	35,175	Rs.	28,449
Cost of revenues			239		14,331		13,430

Gross profit			347		20,844		15,019

Selling, general and administrative expenses			178		10,679		8,794
Research and development expenses			65		3,875		2,430
Other (income)/expense, net	13		(3)		(185)		(376)

Total operating expenses			239		14,369		10,848

Results from operating activities			108		6,475		4,171
Finance income			13		753		307
Finance expense			(5)		(272)		(377)

Finance (expense)/income, net	14		8		481		(70)
Share of profit of equity accounted investees, net of tax			1		53		36

Profit before tax			117		7,009		4,137
Tax expense	18		25		1,505		528

Profit for the period			92		5,504		3,609

Attributable to:
Equity holders of the Company			92		5,504		3,610
Non-controlling interests			—		—		(1)

Profit for the period		U.S$	92	Rs.	5,504	Rs.	3,609

Earnings per share:
Basic earnings per share of Rs.5/- each		U.S$	0.54	Rs.	32.34	Rs.	21.25
Diluted earnings per share of Rs.5/- each		U.S$	0.54	Rs.	32.24	Rs.	21.17

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	Three months ended June 30,
Particulars	2014		2014		2013
	Unreviewed convenience translation into U.S.$ (See Note 2.(d))
Profit for the period	U.S.$	92	Rs.	5,504	Rs.	3,609
Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:		—		—		—
Items that may be reclassified subsequently to profit or loss:
Changes in fair value of available for sale financial instruments	U.S.$	4	Rs.	220	Rs.	93
Foreign currency translation adjustments		1		57		499
Effective portion of changes in fair value of cash flow hedges, net		(2)		(119)		(2,437)
Tax on items that may be reclassified subsequently to profit or loss		(0)		(30)		400

Total items that may be reclassified subsequently to profit or loss	U.S.$	2	Rs.	128	Rs.	(1,445)

Other comprehensive income/(loss) for the period, net of tax	U.S.$	2	Rs.	128	Rs.	(1,445)

Total comprehensive income for the period	U.S.$	94	Rs.	5,632	Rs.	2,164

Attributable to:
Equity holders of the Company		94		5,632		2,163
Non-controlling interests		—		—		1

Total comprehensive income for the period	U.S.$	94	Rs.	5,632	Rs.	2,164

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Number of shares	Share capital		Share premium		Fair value reserve
Balance as of April 1, 2014	170,108,868	Rs.	851	Rs.	21,553	Rs.	78
Issue of equity shares on exercise of options	226,171		1		364		—
Share based payment expense	—		—		—		—
Profit for the period	—		—		—		—
Sale of equity shares held by controlled trust(1)	—		—		196		—
Net change in fair value of other investments, net of tax expense of Rs.65	—		—		—		155
Foreign currency translation adjustments, net of tax benefit of Rs.4	—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.31	—		—		—		—

Balance as of June 30, 2014	170,335,039	Rs.	852	Rs.	22,113	Rs.	233

Unreviewed convenience translation into U.S.$ (See Note 2.(d))		U.S.$	14	U.S.$	368	U.S.$	4

Balance as of April 1, 2013	169,836,475	Rs.	849	Rs.	21,214	Rs.	52
Issue of equity shares on exercise of options	232,044		1		290		—
Share based payment expense	—		—		—		—
Profit for the period	—		—		—		—
Transfer to debenture redemption reserve	—		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.32	—		—		—		61
Foreign currency translation adjustments, net of tax expense of Rs.15	—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.447	—		—		—		—
Acquisition of non-controlling interests	—		—		—		—

Balance as of June 30, 2013	170,068,519	Rs.	850	Rs.	21,504	Rs.	113

[Continued on next page]

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Share based payment reserve		Equity shares held by a controlled trust		Foreign currency translation reserve		Hedging reserve
Balance as of April 1, 2014	Rs.	1,008	Rs.	(5)	Rs.	4,477	Rs.	(1,960)
Issue of equity shares on exercise of options		(364)		—		—		—
Share based payment expense		95		—		—		—
Profit for the period		—		—		—		—
Sale of equity shares held by controlled trust(1)		—		5		—		—
Net change in fair value of other investments, net of tax expense of Rs.65		—		—		—		—
Foreign currency translation adjustments, net of tax benefit of Rs.4		—		—		61		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.31		—		—		—		(88)

Balance as of June 30, 2014	Rs.	739	Rs.	—	Rs.	4,538	Rs.	(2,048)

Unreviewed convenience translation into U.S.$ (See Note 2.(d))	U.S.$	12	U.S.$	—	U.S.$	76	U.S.$	(34)

Balance as of April 1, 2013	Rs.	911	Rs.	(5)	Rs.	3,928	Rs.	(390)
Issue of equity shares on exercise of options		(290)		—		—		—
Share based payment expense		87		—		—		—
Profit for the period		—		—		—		—
Transfer to debenture redemption reserve		—		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.32		—		—		—		—
Foreign currency translation adjustments, net of tax expense of Rs.15		—		—		482		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.447		—		—		—		(1,990)
Acquisition of non-controlling interests		—		—		—		—

Balance as of June 30, 2013	Rs.	708	Rs.	(5)	Rs.	4,410	Rs.	(2,380)

[Continued on next page]

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Retained earnings		Debenture redemption reserve		Non- controlling interests		Actuarial gains / (losses)		Total
Balance as of April 1, 2014	Rs.	65,051	Rs.	—	Rs.	—	Rs.	(252)	Rs.	90,801
Issue of equity shares on exercise of options		—		—		—		—		1
Share based payment expense		—		—		—		—		95
Profit for the period		5,504		—		—		—		5,504
Sale of equity shares held by controlled trust(1)		—		—		—		—		201
Net change in fair value of other investments, net of tax expense of Rs.65		—		—		—		—		155
Foreign currency translation adjustments, net of tax benefit of Rs.4		—		—		—		—		61
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.31		—		—		—		—		(88)

Balance as of June 30, 2014	Rs.	70,555	Rs.	—	Rs.	—	Rs.	(252)	Rs.	96,730

Unreviewed convenience translation into U.S.$ (See Note 2.(d))	U.S.$	1,175	U.S.$	—	U.S.$	—	U.S.$	(4)	U.S.$	1,611

Balance as of April 1, 2013	Rs.	44,815	Rs.	1,711	Rs.	20	Rs.	(300)	Rs.	72,805
Issue of equity shares on exercise of options		—		—		—		—		1
Share based payment expense		—		—		—		—		87
Profit for the period		3,610		—		(1)		—		3,609
Transfer to debenture redemption reserve		(211)		211		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.32		—		—		—		—		61
Foreign currency translation adjustments, net of tax expense of Rs.15		—		—		2		—		484
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.447		—		—		—		—		(1,990)
Acquisition of non-controlling interests		(1)		—		(5)		—		(6)

Balance as of June 30, 2013	Rs.	48,213	Rs.	1,922	Rs.	16	Rs.	(300)	Rs.	75,051

(1)

During the three months ended June 30, 2014, the Company disposed of all of the shares held by its controlled trust for a total consideration of Rs.201. A gain of Rs.196 arising from this transaction is recorded in share premium.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

	For the three months ended June 30,
	2014		2014		2013
Particulars	Unreviewed convenience translation into U.S.$ (See Note 2(d))
Cash flows from/(used in) operating activities:
Profit for the period	U.S.$	92	Rs.	5,504	Rs.	3,609
Adjustments for:
Income tax expense		25		1,505		528
Profit on sale of investments		(1)		(53)		(4)
Depreciation and amortization		31		1,872		1,613
Inventory write-downs		12		721		409
Allowance/(reversal of allowance) for doubtful trade and other receivables		(0)		(19)		17
Loss/(profit) on sale of property, plant and equipment and other intangible assets, net		1		40		(28)
Allowance for sales returns		8		469		406
Share of profit of equity accounted investees		(1)		(53)		(36)
Exchange (gain)/loss, net		1		35		(931)
Interest expense, net		1		48		(57)
Share based payment expense		2		95		87
Changes in operating assets and liabilities:
Trade and other receivables		(43)		(2,581)		4,754
Inventories		(34)		(2,034)		(1,247)
Trade and other payables		(2)		(125)		(2,265)
Other assets and other liabilities		(0)		(24)		(1,557)

Cash generated from operations	U.S.$	90	Rs.	5,400	Rs.	5,298
Income tax paid		(14)		(842)		(809)

Net cash from operating activities	U.S.$	76	Rs.	4,558	Rs.	4,489

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment	U.S.$	(34)	Rs.	(2,044)	Rs.	(1,943)
Proceeds from sale of property, plant and equipment		1		67		9
Proceeds from sale of other intangible assets		—		—		29
Expenditure on other intangible assets		(3)		(186)		(149)
Proceeds from sale of other investments		128		7,680		815
Purchase of other investments		(147)		(8,830)		(3,803)
Interest received		3		177		47

Net cash used in investing activities	U.S.$	(52)	Rs.	(3,136)	Rs.	(4,995)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares	U.S.$	0	Rs.	1	Rs.	1
Proceeds from/(repayment of) short term loans and borrowings, net		(54)		(3,257)		4,053
Proceeds from sale of equity shares held by a controlled trust		3		201		—
Repayment of long term loans and borrowings		(0)		(15)		(35)
Cash paid for acquisition of non-controlling interests		—		—		(5)
Interest paid		(5)		(289)		(92)

Net cash from/(used in) financing activities	U.S.$	(56)	Rs.	(3,359)	Rs.	3,922

Net increase/(decrease) in cash and cash equivalents		(32)		(1,937)		3,416
Effect of exchange rate changes on cash and cash equivalents		(0)		(4)		549
Cash and cash equivalents at the beginning of the period (See Note 4)		141		8,451		5,054

Cash and cash equivalents at the end of the period (See Note 4)	U.S.$	108	Rs.	6,510	Rs.	9,019

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

1. Reporting Entity

Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars, differentiated formulations and New Chemical Entities (“NCEs”). The Company’s principal research and development facilities are located in Telangana, India, Cambridge, United Kingdom and Leiden, the Netherlands; its principal manufacturing facilities are located in Telangana, India, Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States, and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and also on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on August 19, 2014.

b) Significant accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2014 contained in the Company’s Annual Report on Form 20-F.

c) Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sales of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2. Basis of preparation of financial statements (continued)

d) Convenience translation (unreviewed)

The unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of and for the three months ended June 30, 2014 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1 = Rs.60.06, as published by the Federal Reserve Board of Governors on June 30, 2014. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is unreviewed.

e) Use of estimates and judgments

The preparation of unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2014.

f) Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9- Financial instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. With this issuance, IFRS 9 is complete in all respects. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

Amendments to IAS 16 Property, plant and equipment and IAS 38 Intangible assets

In May 2014, the IASB issued limited-scope amendments to IAS 16, “Property, plant and equipment” and IAS 38, “Intangible assets”, to clarify the use of a revenue-based depreciation or amortization method. With respect to property, plant and equipment, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. With respect to intangible assets, the amended standard incorporates a rebuttable presumption that an amortization method based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate. The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers.

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further, the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The new revenue recognition standard is applicable for annual periods beginning on or after January 1, 2017. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment.

The Company’s reportable operating segments are as follows:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients (“PSAI”); and

•	Proprietary Products.

Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment includes the discovery and development of new chemical entities and differentiated formulations for subsequent commercialization. The Company’s differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines. This segment also includes the Company’s specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

Others. This segment includes the operations of the Company’s wholly owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies to treat oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation through IND filing.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:

	For the three months ended June 30, 2014
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
Segment revenues (1)	Rs.	29,003	Rs.	5,538	Rs.	306	Rs.	328	Rs.	35,175

Gross profit	Rs.	19,281	Rs.	1,234	Rs.	244	Rs.	85	Rs.	20,844
Selling, general and administrative expenses										10,679
Research and development expenses										3,875
Other (income)/expense, net										(185)

Results from operating activities									Rs.	6,475
Finance (expense)/income, net										481
Share of profit of equity accounted investees, net of tax										53

Profit before tax									Rs.	7,009
Tax expense										1,505

Profit for the period									Rs.	5,504

(1)	Segment revenue for the three months ended June 30, 2014 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at a cost of Rs.1,808.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Information about segments:

	For the three months ended June 30, 2013
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
Segment revenues (1)	Rs.	21,903	Rs.	5,868	Rs.	319	Rs.	359	Rs.	28,449

Gross profit	Rs.	13,482	Rs.	1,113	Rs.	282	Rs.	142	Rs.	15,019
Selling, general and administrative expenses										8,794
Research and development expenses										2,430
Other (income)/expense, net										(376)

Results from operating activities									Rs.	4,171
Finance (expense)/income, net										(70)
Share of profit of equity accounted investees, net of tax										36

Profit before tax									Rs.	4,137
Tax expense										528

Profit for the period									Rs.	3,609

(1)	Segment revenue for the three months ended June 30, 2013 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at a cost of Rs.1,015.

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by geography, based on the location of the customers:

	For the three months ended June 30,
	2014		2013
Geography
North America (the United States and Canada)	Rs.	17,438	Rs.	12,366
Russia and other countries of the former Soviet Union		4,861		4,489
India		4,774		4,284
Europe		4,347		3,857
Others		3,755		3,453

	Rs.	35,175	Rs.	28,449

Analysis of revenue by geography within Global Generics segment:

The following table shows the distribution of revenues of the Company’s Global Generics segment by geography, based on the location of the customer:

	For the three months ended June 30,
	2014		2013
Geography
North America (the United States and Canada)	Rs.	16,468	Rs.	10,871
Russia and other countries of the former Soviet Union		4,861		4,489
India		3,999		3,493
Europe		1,459		1,573
Others		2,216		1,477

	Rs.	29,003	Rs.	21,903

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Analysis of revenue by geography within PSAI segment:

The following table shows the distribution of revenues of the Company’s PSAI segment by geography, based on the location of the customer:

	For the three months ended June 30,
	2014		2013
Geography
North America (the United States and Canada)	Rs.	548	Rs.	1,093
India		775		791
Europe		2,681		2,093
Others		1,534		1,891

	Rs.	5,538	Rs.	5,868

Analysis of revenues by key products in the Company’s Global Generics segment:

The following table shows the distribution of the Company’s revenues by key products within the Company’s Global Generics segment:

	For the three months ended June 30,
	2014		2013
Omeprazole	Rs.	2,797	Rs.	2,720
Decitabine		1,913		—
Nimesulide		1,566		1,318
Azacitidine		1,541		—
Metoprolol		1,065		484
Fexofenadine		975		394
Divalproex sodium		934		273
Ibuprofen		915		366
Zolendronic acid		796		998
Acetaminophen		632		561
Others		15,869		14,789

Total	Rs.	29,003	Rs.	21,903

Analysis of revenues by key products in the Company’s PSAI segment:

The following table shows the distribution of the Company’s revenues by key products within the Company’s PSAI segment:

	For the three months ended June 30,
	2014		2013
Capecitabine	Rs.	1,168	Rs.	88
Naproxen		479		774
Atorvastatin		321		230
Ciprofloxacin		280		295
Clopidogrel		237		432
Montelukast		186		124
Levetiracetum		170		298
Ranitidine		170		152
Gemcitabine		153		143
Escitalopram oxalate		128		227
Others		2,246		3,105

Total	Rs.	5,538	Rs.	5,868

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	June 30, 2014		March 31, 2014
Cash balances	Rs.	4	Rs.	3
Balances with banks		3,098		4,580
Term deposits with banks (original maturities up to 3 months)		3,408		3,868

Cash and cash equivalents in the statement of financial position		6,510		8,451
Bank overdrafts used for cash management purposes		—		—

Cash and cash equivalents in the statement of cash flow	Rs.	6,510	Rs.	8,451

Cash and cash equivalents included restricted cash of Rs.289 and Rs.318, respectively, as of June 30, 2014 and March 31, 2014, which consisted of:

•	Rs.53 as of June 30, 2014 and Rs.83 as of March 31, 2014, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;

•

Rs.118 as of June 30, 2014 and Rs.115 as of March 31, 2014, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom;

•

Rs.97 as of June 30, 2014 and Rs.96 as of March 31, 2014, representing amounts deposited in an escrow account pursuant to a research and collaboration arrangement entered with Um Pharmauji Sdn. Bhd., Malaysia; and

•	Rs.21 as of June 30, 2014 and Rs.24 as of March 31, 2014, representing other restricted cash amounts.

5. Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. The details of such investments as of June 30, 2014 are as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	10,935	Rs.	297	Rs.	11,232
Investment in equity securities		3		29		32
Term deposits with banks		15,187		—		15,187

	Rs.	26,125	Rs.	326	Rs.	26,451

Less: Current portion
Investment in units of mutual funds	Rs.	10,935	Rs.	297	Rs.	11,232
Investment in equity securities		3		29		32
Term deposits with banks		15,176		—		15,176

	Rs.	26,114	Rs.	326	Rs.	26,440

Non-current portion
Term deposits with banks	Rs.	11	Rs.	—	Rs.	11

	Rs.	11	Rs.	—	Rs.	11

As of March 31, 2014, all of such investments were current, the details of which are as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	10,676	Rs.	86	Rs.	10,762
Investment in equity securities		3		20		23
Term deposits with banks		14,298		—		14,298

	Rs.	24,977	Rs.	106	Rs.	25,083

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

6. Inventories

Inventories consist of the following:

	As of
	June 30, 2014		March 31, 2014
Raw materials	Rs.	6,652	Rs.	6,127
Packing materials, stores and spares		1,734		1,626
Work-in-progress		6,739		6,619
Finished goods		10,194		9,620

	Rs.	25,319	Rs.	23,992

The above table includes inventories amounting to Rs.618 and Rs.612 which are carried at fair value, less cost to sell, as at June 30, 2014 and March 31, 2014, respectively.

During the three months ended June 30, 2014, the Company recorded inventory write-downs of Rs.721 (as compared to Rs.409 for the three months ended June 30, 2013). These adjustments were included in cost of revenues.

Cost of revenues for the three months ended June 30, 2014 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statements amounting to Rs.7,843 (as compared to Rs.7,500 for the three months ended June 30, 2013). Cost of revenues for the three months ended June 30, 2014 include other expenditures recognized in the income statements amounting to Rs.6,488 (as compared to Rs.5,930 for the three months ended June 30, 2013).

7. Hedges of foreign currency risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros.

The Company uses forward contracts, future contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the income statement as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, as a component of equity, a net loss of Rs.119 and Rs.2,437 for the three months ended June 30, 2014 and 2013, respectively. The Company also recorded, as part of revenue, a net gain of Rs.61 and Rs.151 during the three months ended June 30, 2014 and 2013, respectively.

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.2,022 and Rs.1,903 as of June 30, 2014 and March 31, 2014, respectively.

Hedges of recognized assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the income statement. The changes in fair value of these derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance costs”.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

7. Hedges of foreign currency risks (continued)

In respect of all of its foreign exchange derivative contracts, the Company has recorded, as part of finance costs, a net gain of Rs.502 and a net loss of Rs.1,850 for the three months ended June 30, 2014 and 2013, respectively.

8. Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consists of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities.

Derivative financial instruments

The Company is exposed to exchange rate risk, which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros. The Company uses forward exchange contracts, futures contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates.

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at June 30, 2014 were as follows:

	Note	Loans and receivables		Available for sale		Other financial liabilities		Derivative financial instruments		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	4	Rs.	6,510	Rs.	—	Rs.	—	Rs.	—	Rs.	6,510	Rs.	6,510
Other investments	5		15,187		11,264		—		—		26,451		26,451
Trade and other receivables			36,110		—		—		—		36,110		36,110
Derivative financial asset			—		—		—		336		336		336
Other assets(1)			1,891		—		—		—		1,891		1,891

Total		Rs.	59,698	Rs.	11,264	Rs.	—	Rs.	336	Rs.	71,298	Rs.	71,298

Liabilities:
Trade and other payables		Rs.	—	Rs.	—	Rs.	10,640	Rs.	—	Rs.	10,640	Rs.	10,640
Derivative financial liability			—		—		—		276		276		276
Long-term loans and borrowings	12		—		—		24,351		—		24,351		24,351
Short-term loans and borrowings	12		—		—		17,530		—		17,530		17,530
Other liabilities and provisions(2)			—		—		16,016		—		16,016		16,016

Total		Rs.	—	Rs.	—	Rs.	68,537	Rs.	276	Rs.	68,813	Rs.	68,813

The carrying value and fair value of financial instruments by each category as at March 31, 2014 were as follows:

	Note	Loans and receivables		Available for sale		Other financial liabilities		Derivative financial instruments		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	4	Rs.	8,451	Rs.	—	Rs.	—	Rs.	—	Rs.	8,451	Rs.	8,451
Other investments	5		14,298		10,785		—		—		25,083		25,083
Trade and other receivables			33,037		—		—		—		33,037		33,037
Derivative financial asset			—		—		—		554		554		554
Other assets(1)			1,853		—		—		—		1,853		1,853

Total		Rs.	57,639	Rs.	10,785	Rs.	—	Rs.	554	Rs.	68,978	Rs.	68,978

Liabilities:
Trade and other payables		Rs.	—	Rs.	—	Rs.	10,503	Rs.	—	Rs.	10,503	Rs.	10,503
Derivative financial liability			—		—		—		305		305		305
Long-term loans and borrowings	12		—		—		24,213		—		24,213		24,213
Short-term loans and borrowings	12		—		—		20,607		—		20,607		20,607
Other liabilities and provisions(2)			—		—		16,463		—		16,463		16,463

Total		Rs.	—	Rs.	—	Rs.	71,786	Rs.	305	Rs.	72,091	Rs.	72,091

(1)

Other assets that are not financial assets such as receivables from statutory authorities, export benefit receivable, prepaid expenses, advances paid and other receivable aggregating to Rs.9,752 and Rs.11,273 as of June 30, 2014 and March 31, 2014, respectively, are not included.

(2)

Other liabilities that are not financial liabilities such as statutory dues payable, deferred revenue, advances from customers and other accruals aggregating to Rs.5,211 and Rs.4,665 as of June 30, 2014 and March 31, 2014, respectively, are not included.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

8. Financial instruments (continued)

Fair value hierarchy

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3—Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of June 30, 2014:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.	11,232	Rs.	—	Rs.	—	Rs.	11,232
Available for sale - Financial asset - Investment in equity securities		32		—		—		32
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		—		60		—		60

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.	10,762	Rs.	—	Rs.	—	Rs.	10,762
Available for sale - Financial asset - Investment in equity securities		23		—		—		23
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		—		249		—		249

(1)

The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations.

The models incorporate various inputs, including foreign exchange spot and forward rates, interest rate curves and forward rate curves. As at June 30, 2014 and March 31, 2014, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

9. Property, plant and equipment

Acquisitions and disposals

During the three months ended June 30, 2014, the Company acquired assets at an aggregate cost of Rs.2,303 (as compared to a cost of Rs.2,126 and Rs.11,022 for the three months ended June 30, 2013 and the year ended March 31, 2014, respectively).

Assets with a net book value of Rs.107 were disposed of during the three months ended June 30, 2014 (as compared to Rs.10 and Rs.235 for the three months ended June 30, 2013 and the year ended March 31, 2014, respectively), resulting in a net loss on disposal of Rs.40 during the three months ended June 30, 2014 (as compared to net loss of Rs.0 and net gain of Rs.24 for the three months ended June 30, 2013 and the year ended March 31, 2014, respectively).

Depreciation expense for the three months ended June 30, 2014 was Rs.1,317 (as compared to Rs.1,117 for the three months ended June 30, 2013).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

9. Property, plant and equipment (continued)

Capital commitments

As of June 30, 2014 and March 31, 2014, the Company was committed to spend approximately Rs.3,890 and Rs.2,920, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

10. Goodwill

Goodwill arising upon business acquisitions is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the three months ended June 30, 2014 and 2013 and the year ended March 31, 2014:

	Three months ended June 30, 2014		Three months ended June 30, 2013		Year ended March 31, 2014
Opening balance(1)	Rs.	3,428	Rs.	3,193	Rs.	3,193
Effect of translation adjustments		(7)		148		235

Closing balance(1)	Rs.	3,421	Rs.	3,341	Rs.	3,428

(1)	This does not include goodwill arising upon investment in associates of Rs.181, which is included in the carrying value of the investment in the equity accounted investees.

11. Intangible assets

During the three months ended June 30, 2014, the Company acquired intangible assets at an aggregate cost of Rs.171 (as compared to a cost of Rs.149 for the three months ended June 30, 2013 and Rs.743 for the year ended March 31, 2014).

Amortization expenses for the three months ended June 30, 2014 were Rs.555 (as compared to amortization expenses of Rs.496 for the three months ended June 30, 2013).

12. Loans and borrowings

Short term loans and borrowings

The Company had short term borrowings of Rs.17,530 as of June 30, 2014, as compared to Rs.20,607 as of March 31, 2014. The borrowings primarily consist of “packing credit” loans drawn by the parent company and other unsecured loans drawn by its subsidiaries in Switzerland and Germany.

Short term borrowings consist of the following:

	As of
	June 30, 2014		March 31, 2014
Packing credit borrowings	Rs.	12,927	Rs.	17,630
Other foreign currency borrowings		4,603		2,977

	Rs.	17,530	Rs.	20,607

An interest rate profile of short term borrowings from banks is given below:

As at
	June 30, 2014		March 31, 2014
	Currency	Interest Rate	Currency	Interest Rate
Packing credit borrowings	USD	LIBOR + 25 to 60 bps	USD	LIBOR + 25 to 85 bps
	EURO	LIBOR + 20 bps	EURO	LIBOR + 20 bps
	RUB	7.20% to 7.75%	RUB	7.20% to 7.75%
			RUB INR	Mosprime + 60 bps 9.50% to 10%
Other foreign currency borrowings	EURO	LIBOR + 90 bps	EURO	LIBOR + 90 bps

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

12. Loans and borrowings (continued)

Long-term borrowings

Long-term loans and borrowings consist of the following:

	As at
	June 30, 2014		March 31, 2014
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	13,175	Rs.	13,103
Foreign currency borrowing by the parent company		9,026		8,987
Foreign currency borrowing by the Company’s U.K. subsidiary		1,026		998
Obligations under finance leases		1,061		1,047

	Rs.	24,288	Rs.	24,135

Current portion
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	4,964	Rs.	3,295
Obligations under finance leases		120		100

	Rs.	5,084	Rs.	3,395

Non-current portion
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	8,211	Rs.	9,808
Foreign currency borrowing by the parent company		9,026		8,987
Foreign currency borrowing by the Company’s U.K. subsidiary		1,026		998
Obligations under finance leases		941		947

	Rs.	19,204	Rs.	20,740

In the above table, the term “Swiss subsidiary” refers to Dr. Reddy’s Laboratories, SA and the term “U.K. Subsidiary” refers to Dr. Reddy’s Laboratories (EU) Limited.

Long-term bank loan of Swiss Subsidiary

During the year ended March 31, 2012, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”) borrowed the sum of U.S.$220. The term of the loan is for sixty months starting from September 30, 2011. The Swiss Subsidiary is required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The parent company has guaranteed all obligations of the Swiss Subsidiary under the loan agreement.

The loan agreement imposes various financial covenants on both the parent company and the Swiss Subsidiary. As of June 30, 2014, the Company was in compliance with such financial covenants.

As part of this arrangement, the Company incurred an amount of Rs.182 (U.S.$3.73) in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they are being amortized over the term of the loan using the effective interest method. The carrying amount of this loan, measured at amortized cost using the effective interest rate method, as on June 30, 2014 and March 31, 2014 was Rs.13,175 and Rs.13,103, respectively.

Long-term bank loan of the parent company

During the year ended March 31, 2014, the Company borrowed the sum of U.S.$150. The term of the loan is for sixty six months starting from August 12, 2013. The Company is required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month after August 12, 2013.

The loan agreement imposes various financial covenants on the Company. As of June 30, 2014, the Company was in compliance with such financial covenants.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

12. Loans and borrowings (continued)

Long-term borrowings (continued)

The interest rate profile of long-term loans and borrowings (other than obligations under finance leases) is given below:

As at
	June 30, 2014		March 31, 2014
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD	LIBOR+100 to 179 bps	USD	LIBOR+100 to 179 bps
	GBP	LIBOR+130 bps	GBP	LIBOR+130 bps

Undrawn lines of credit from bankers

The Company had undrawn lines of credit of Rs.19,366 and Rs.14,596 as of June 30, 2014 and March 31, 2014, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The carrying value of such non-derivative financial liabilities as of June 30, 2014 and March 31, 2014 was Rs.13,239 and Rs.13,181, respectively.

13. Other (income)/expense, net

	Three months ended June 30,
	2014		2013
Loss/(profit) on sale of property, plant and equipment and intangibles, net	Rs.	40	Rs.	(28)
Sale of spent chemical		(150)		(107)
Miscellaneous income		(75)		(241)

	Rs.	(185)	Rs.	(376)

14. Finance (expense)/income, net

Finance (expense)/income net consists of the following:

	Three months ended June 30,
	2014		2013
Interest income	Rs.	224	Rs.	303
Profit on sale of other investments		53		4
Foreign exchange gain/(loss), net		476		(131)
Interest expense		(272)		(246)

	Rs.	481	Rs.	(70)

15. Share capital and share premium

During the three months ended June 30, 2014 and 2013, 226,171 and 232,044 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. Each of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

16. Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001 and on July 27, 2005, respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”) and the Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”), each of which allows for grants of stock options to eligible employees.

The terms and conditions of the grants made on May 25, 2014 and June 15, 2014 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	230,340	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	44,796	Rs.	5.00	1 to 4 years	5 years

The terms and conditions of the grants made on May 13, 2013 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	258,870	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	44,240	Rs.	5.00	1 to 4 years	5 years

The weighted average inputs used in computing the fair value of such grants were as follows:

	Grants made on
	May 25, 2014		June 15, 2014		May 13, 2013
Expected volatility		22.52%		23.15%		20.50%
Exercise price	Rs.	5.00	Rs.	5.00	Rs.	5.00
Option life		2.5 Years		2.5 Years		2.5 Years
Risk-free interest rate		8.50%		8.38%		7.43%
Expected dividends		0.78%		0.74%		0.72%
Grant date share price	Rs.	2,308.70	Rs.	2,445.15	Rs.	2,077.30

In addition to the above, during the three months ended June 30, 2014, the Company adopted a new program to grant performance linked stock options to certain employees under the DRL 2002 Plan and the DRL 2007 Plan. Under this program, the vesting of stock options is conditional upon achievement of various performance targets over the three year period ending on March 31, 2017. Performance targets are measured each year against pre-defined interim targets and eligible employees are granted stock options upon meeting such targets. The stock options so granted are ultimately vested with the employees who meet subsequent service vesting conditions which range from 1 to 4 years. After vesting, such stock options generally have a maximum contractual term of five years.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

Share-based payment expense

For the three months ended June 30, 2014 and 2013, amounts of Rs.95 and Rs.87, respectively, have been recorded as total employee share based expense under all employee stock incentive plans. As of June 30, 2014, there was approximately Rs.961 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 4.02 years.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17. Employee benefit plans

Gratuity benefits

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

The net periodic benefit cost for the three months ended June 30, 2014 and 2013 was Rs.45 and Rs.36, respectively.

Pension, seniority and severance plan

All employees of the Company’s Mexican subsidiary, Industrias Quimicas Falcon de Mexico (“Falcon”), are entitled to a pension benefit in the form of a defined benefit pension plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. Liabilities in respect of the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

Falcon also provides its employees with termination benefits in the form of seniority premiums, paid from a funded defined benefit plan covering certain categories of employees, and severance pay, paid from an unfunded defined benefit plan applicable to the employees who are terminated from the services of Falcon.

The net periodic benefit cost for the three months ended June 30, 2014 and 2013 was Rs.9 and Rs.9, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was Rs.507 and Rs.463 as at June 30, 2014 and March 31, 2014, respectively.

18. Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s effective tax rates for the three months ended June 30, 2014, the year ended March 31, 2014 and the three months ended June 30, 2013 were 21.5%, 19.1% and 12.8%, respectively. The effective tax rate for the three months ended June 30, 2013 was lower primarily on account of the favorable impact of changes in the Company’s profit mix (i.e., an increase in the proportion of the Company’s profits taxed in jurisdictions with lower tax rates and a decrease in the proportion of the Company’s profits taxed in jurisdictions with higher tax rates) as compared to the year ended March 31, 2014 and the three months ended June 30, 2014. Income tax expense was Rs.1,505 for the three months ended June 30, 2014, as compared to income tax expense of Rs.528 for the three months ended June 30, 2013.

Total tax expense recognized directly in the equity amounted to Rs.30 for the three months ended June 30, 2014, as compared to a tax benefit amounting to Rs.400 for the three months ended June 30, 2013. Such tax benefit during the three months ended June 30, 2013 was significantly higher due to foreign exchange loss on cash flow hedges. Refer to Note 7 of these unaudited condensed consolidated interim financial statements for further details on cash flow hedges.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

19. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Pudami Educational Society towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences towards services for research and development;

•	Ecologic Chemicals Limited for purchases and sales of active pharmaceutical ingredients and other assets; and

•	Stamlo Hotels Private Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

The following is a summary of significant related party transactions:

	Three months ended June 30,
	2014		2013
Purchases of raw materials	Rs.	5	Rs.	8
Sales of raw materials		—		1
Services availed from research and development		22		25
Contribution towards social development		55		50
Hotel expenses paid		11		4
Lease rental paid under cancellable operating leases to key management personnel and their relatives		9		9

The Company had the following amounts due from related parties:

	As at
	June 30, 2014	March 31, 2014
Key management personnel (towards rent deposits)	8	8

The Company had the following amounts due to related parties:

	As at
	June 30, 2014		March 31, 2014
Due to related parties	Rs.	—	Rs.	1

The following table describes the components of compensation paid or payable to key management personnel:

	Three months ended June 30,
	2014		2013
Salaries and other benefits	Rs.	77	Rs.	68
Contributions to defined contribution plans		4		4
Commission to directors		80		55
Share-based payments expense		11		11

Total	Rs.	172	Rs.	138

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

20. Disclosure of Expense by Nature

The following table shows supplemental information related to certain “nature of expense” items for the three months ended June 30, 2014 and 2013, respectively.

	Three months ended June 30, 2014
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	2,436	Rs.	3,893	Rs.	835	Rs.	7,164
Depreciation and amortization		954		735		183		1,872

	Three months ended June 30, 2013
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	1,973	Rs.	3,043	Rs.	554	Rs.	5,570
Depreciation and amortization		890		629		94		1,613

21. Bonus Debentures

On March 31, 2010, the Board of Directors approved a scheme for the issuance “in-kind” (i.e., for no cash consideration) to the Company’s shareholders of 9.25% unsecured, non-convertible, redeemable debentures (sometimes referred to as “bonus debentures”), to be effected by way of capitalization of its retained earnings. The scheme was subject to the successful receipt of necessary approvals of the shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the scheme. All necessary approvals to effectuate the scheme, including that of the High Court, were received during the year ended March 31, 2011. Accordingly, on March 24, 2011, the Company issued these bonus debentures to the shareholders. These bonus debentures matured on March 24, 2014 and were redeemed by the Company for cash in an amount equal to their face value of Rs.5 each, along with the third and final interest payment thereon. The aggregate amount of principal payment for all such bonus debentures on March 24, 2014 was Rs.5,078.

22. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that possibility of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Product and patent related matters

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, which was Rs.285 including interest. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which was Rs.77. The Company deposited this amount with the Government of India in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the Government of India to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO, which is currently pending.

Based on its best estimate, the Company has recorded a provision for the potential liability related to the allegedly overcharged amount including interest thereon, and believes that possibility of any liability that may arise on account of penalties pursuant to this litigation is not probable. In the event the Company is unsuccessful in this litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

Ibandronate Sodium United States litigation

In June 2012, the Company launched its ibandronate sodium 150 mg tablet product, a generic version of Boniva® tablets, which are marketed and distributed by Genentech USA, Inc., a member of the Roche Group.

The Company is defending patent infringement actions brought by Hoffmann-La Roche Inc. and Genentech Inc. (collectively, “Roche”) in the United States District Court for the District of New Jersey with respect to this product. These actions were first commenced in September 2007 and over time expanded to assert infringement of four patents – one formulation patent (U.S. patent number 6,294,196) and three method of use patents (numbers 7,192,938, 7,410,957 and 7,718,634). Claims regarding U.S. patent numbers 6,294,196 and 7,192,938 were dismissed in December 2008 and April 2010, respectively.

On May 7, 2012, the Court granted the Company’s motion for summary judgment that U.S. patent number 7,718,634 was invalid based on obviousness. In June 2012, the Company launched its ibandronate sodium 150 mg tablet product. On October 1, 2012, the Court granted summary judgment in the Company’s favor finding U.S. patent number 7,410,957 invalid.

On November 15, 2012, the Court issued a final judgment in favor of the Company. Roche filed a motion for reconsideration on November 16, 2012 which was denied by the Court on January 25, 2013. Roche has appealed both of the Court’s summary judgment decisions. Argument of the appeal was heard on December 6, 2013, and on April 11, 2014, the Court of Appeals affirmed that the U.S. patent numbers 7,718,634 and 7,410,957 are invalid as obvious. A petition for rehearing and rehearing en banc was filed by Roche on May 12, 2014, and the Company filed its response on June 9, 2014. On July 11, 2014, the Court denied the petition for rehearing and rehearing en banc.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Product and patent related matters (continued)

Nexium United States litigations

Five federal antitrust class action lawsuits have been brought on behalf of direct purchasers of Nexium, and ten federal class action lawsuits have been brought under both state and federal law on behalf of end-payors of Nexium. These actions have been filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories, Inc. These actions have been consolidated in the United States District Court for the District of Massachusetts.

The complaints allege that, beginning in 2005, AstraZeneca sued various generic manufacturers, including the Company, for infringement with respect to patents purporting to cover AstraZeneca’s branded drug, Nexium.

Plaintiffs allege that AstraZeneca’s settlement agreements with these various generic manufacturers, including the Company, violated federal and state antitrust laws, as well as state unfair competition laws. The complaints seek unspecified damages for class members as a result of an alleged delay in the entry of generic versions of Nexium.

The Company believes that each of these complaints lacks merit and that the Company’s conduct complied with all applicable laws and regulations. All of the defendants, including the Company, filed motions to dismiss the complaints, which motions were denied in April 2013. The defendants also filed motions for summary judgment. Arguments regarding these motions were heard on January 21, 2014.

On February 12, 2014, the Court issued an order granting the Company’s motion in part, finding that the plaintiffs have failed to demonstrate that the Company’s settlement of patent litigation with AstraZeneca included a large and unjustified reverse payment. The Court refused, however, to grant the portion of the Company’s motion related to the plaintiffs’ conspiracy theory. A trial is likely to be conducted in late 2014.

Reclast and Zometa United States litigation

In January 2013, Novartis AG (“Novartis”) brought patent infringement actions against the Company and a number of other generic companies in the United States District Court for the District of New Jersey. Novartis asserted that the Company’s ANDA for Reclast® would infringe Novartis’ U.S. Patent No. 8,052,987 and that the Company’s ANDA for Zometa® would infringe Novartis’ U.S. Patent No. 8,324,189. In February 2013, Novartis sought a temporary restraining order and a preliminary injunction prohibiting the Company and the other generic defendants from launching their generic Reclast® and Zometa® products. On March 1, 2013, the Court denied Novartis’ motion for a temporary restraining order.

Later in March 2013, the Company launched its generic version of Novartis’ Zometa® Injection (zoledronic acid, 4 mg/5mL product) and in April 2013, the Company launched its generic version of Novartis’ Reclast® Injection (zoledronic acid, 5 mg/100mL product). After the Company launched its products, Novartis withdrew its application for a preliminary injunction. The Company believes that the asserted patents are either invalid or not infringed by the Company’s products. If Novartis is ultimately successful in its patent infringement case, the Company could be required to pay damages related to the sale of its generic Reclast® and Zometa® products.

Child resistant packaging matter

In May 2012, the Consumer Product Safety Commission (“CPSC”) requested that Dr. Reddy’s Laboratories Inc., a wholly owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that the Company has violated the Consumer Product Safety Act (“CPSA”) and the Poison Prevention Packaging Act (“PPPA”) and intends to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about August 14, 2008 through June 1, 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC’s special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC’s allegations and is engaged in discussions with the CPSC regarding its compliance with the regulations. Simultaneously, the Department of Justice (the “DOJ”) is also currently investigating a complaint related to these issues under the Federal False Claims Act. At this stage of the proceedings, the Company cannot conclude that the likelihood of an unfavorable outcome is either probable or remote. Accordingly, no provision is made in the Company’s unaudited condensed consolidated interim financial statements as of June 30, 2014. An unfavorable outcome in these matters could result in significant liabilities, which could have a material adverse effect on the Company.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Company believes that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT.

Water pollution and air pollution

During the three months ended December 31, 2011, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) to assure compliance with the APP Control Board’s orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company’s manufacturing facilities are located. This notification overrides the Andhra Pradesh Government’s notification that conditionally permitted expansion.

Indirect taxes related matters

Assessable value of products supplied by a vendor to the Company

During the year ended March 31, 2003, the Central Excise Authorities of India (the “Central Excise Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of Rs.176 from the vendor, including penalties of Rs.90. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.70 against the Company. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.226 from the vendor, including a penalty of Rs.51. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.7 against the Company. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.34. The Company filed appeals against these notices with the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”). In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Indirect taxes related matters (continued)

Distribution of input service tax credits

The Central Excise Authorities have issued various show cause notices to the Company objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Present position
March 2008 to September 2009	Rs.102 plus 100% penalty and interest thereon

The Company filed an appeal with the CESTAT against the Central Excise Commissioner’s order. In July 2013, the Company received an order from the CESTAT remanding the matter back to the Central Excise Commissioner for reconsideration of the input service tax credit eligibility. The CESTAT also ordered the Company to make an interim deposit of Rs.50. The Company made the requisite deposit and is awaiting a hearing with the Central Excise Commissioner.

October 2009 to March 2011	Rs.125 plus penalties of Rs.100 and interest thereon

The Company filed an appeal with the CESTAT against the Central Excise Commissioner’s order. In July 2014, the Company received an order from the CESTAT remanding the matter back to the Central Excise Commissioner for reconsideration of the input service tax credit eligibility. The CESTAT also ordered the Company to make an interim deposit of Rs.60 within eight weeks from receipt of the order. The Company is in the process of depositing the requisite amount.

April 2011 to March 2012	Rs.51 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

April 2012 to March 2013	Rs.54 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

The Company believes that the possibility of any liability that may arise on account of the alleged inappropriate distribution of input service tax credits is not probable.

Others

Additionally, the Company is in receipt of various show cause notices from the Indian Sales Tax authorities. The disputed amount is Rs.296. The Company has responded to such show cause notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in the Company’s unaudited condensed consolidated interim financial statements as of June 30, 2014.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company’s headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

After taking into account all of the available information and legal provisions, the Company has recorded an amount of Rs.219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482. As of June 30, 2014, the Company has made “payments under protest” of Rs.308 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Direct taxes related matters

During the year ended March 31, 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly owned subsidiaries. The associated tax impact is Rs.658. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Authorities. The Company further believes that the probability of succeeding in this matter is more likely than not and therefore no provision was made in the financial statements.

Additionally, the Company is contesting various other disallowances by the Indian Income Tax authorities. The associated tax impact is Rs.606. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and accordingly, no provision is made in the Company’s unaudited condensed consolidated interim financial statements as of June 30, 2014.

Other

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2014, which is on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Three months ended June 30, 2014 compared to the three months ended June 30, 2013

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Three months ended June 30,
	2014			2013
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	35,175	100.0%	Rs.	28,449	100.0%	24%
Gross profit		20,844	59.3%		15,019	52.8%	39%
Selling, general and administrative expenses		10,679	30.4%		8,794	30.9%	21%
Research and development expenses		3,875	11.0%		2,430	8.5%	59%
Other (income)/expense, net		(185)	(0.5%)		(376)	(1.3%)	(51%)
Results from operating activities		6,475	18.4%		4,171	14.7%	55%
Finance (expense)/income, net		481	1.4%		(70)	(0.2%)
Share of profit of equity accounted investees, net of tax		53	0.2%		36	0.1%	50%
Profit before taxes		7,009	19.9%		4,137	14.5%	69%
Tax expense		1,505	4.3%		528	1.9%	185%
Profit for the period	Rs.	5,504	15.6%	Rs.	3,609	12.7%	52%

Revenues

Our overall consolidated revenues were Rs.35,175 million for the three months ended June 30, 2014, an increase of 24% as compared to Rs.28,449 million for the three months ended June 30, 2013.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	Three months ended June 30,
	2014			2013
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	29,003	82.5%	Rs.	21,903	77.0%	32%
Pharmaceutical Services and Active Ingredients		5,538	15.7%		5,868	20.6%	(6%)
Proprietary Products		306	0.9%		319	1.1%	(4%)
Others		328	0.9%		359	1.3%	(9%)

Total	Rs.	35,175	100.0%	Rs.	28,449	100.0%	24%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.29,003 million for the three months ended June 30, 2014, an increase of 32% as compared to Rs.21,903 million for the three months ended June 30, 2013.

After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 23% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 11% resulting from a net increase in the sales volumes of existing products in this segment; and

•	a decrease of approximately 2% resulting from the net impact of change in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.16,468 million for the three months ended June 30, 2014, an increase of 51% as compared to the three months ended June 30, 2013. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 43% in the three months ended June 30, 2014 as compared to the three months ended June 30, 2013.

This growth was largely attributable to the following:

•	revenues from new products launched between July 1, 2013 and June 30, 2014, such as decitabine, azacitidine and divalproex sodium ER; and

•	gain in market shares of existing products, such as metoprolol succinate, fexofenadine, atorvastatin and ziprasidone.

The following table sets forth, for the three months ended June 30, 2014, products that we launched in the United States:

Product	Innovator’s Brand	Innovator
Eszopliclone	Lunesta®	Seprocor
Fenofibrate capsules	Antara®	Ethyopharm
Paricalcitol	Zemplar®	Abbott
Duloxetine delayed release capsules	Cymbalta®	Eli Lilly

During the three months ended June 30, 2014, we made 9 new ANDA filings, and as of June 30, 2014 our cumulative ANDA filings were 218. As of June 30, 2014, we had 70 ANDAs pending approval at the U.S. FDA, of which 42 are Paragraph IV filings, and we believe we are the first to file with respect to 8 of these filings.

India: Our Global Generics segment’s revenues from India for the three months ended June 30, 2014 were Rs.3,999 million, an increase of 15% as compared to the three months ended June 30, 2013. This growth was largely attributable to the increase in sales volumes of our major brands and revenues from new brands launched between July 1, 2013 and June 30, 2014 in India. According to IMS Health in its Moving Quarterly Total (“MQT”) report, for the three months ended June 30, 2014, our secondary sales in India grew by 6.3% during such period, as compared to the Indian pharmaceutical market’s growth of 9.3% during such period. During the three months ended June 30, 2014, we launched 9 new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia) for the three months ended June 30, 2014 were Rs.7,077 million, an increase of 19% as compared to the three months ended June 30, 2013.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended June 30, 2014 were Rs.4,198 million, an increase of 15% as compared to the three months ended June 30, 2013. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates) such revenues grew by 18% during the three months ended June 30, 2014 as compared to the three months ended June 30, 2013.

According to IMS Health, a market research firm, as per its report for the three months ended June 30, 2014, our sales value and volume growths from Russia for the three months ended June 30, 2014 were 2.8% and 6.2%, respectively, as compared to the Russian pharmaceutical market sales value and volume growth of 1.3% and 2.8%, respectively. During the three months ended June 30, 2014, our volume market share increased to 1.91%, as compared to 1.85% during the three months ended June 30, 2013. Our over-the-counter (“OTC”) division’s revenues from Russia experienced a significant increase of 22.3% during the three months ended June 30, 2014 as compared to the three months ended June 30, 2013, and we intend to further strengthen our OTC sales by continuous branding initiatives. As per the above referenced IMS Health report, our rank for OTC sales value in Russia improved from 23 for the three months ended June 30, 2013 to 19 for the three months ended June 30, 2014. As per the above referenced IMS Health report, our OTC sales value and volume growths for the three months ended June 30, 2014 were 10.2% and 18.8%, respectively, as compared to the Russian OTC pharmaceutical sales value and volume growth of 0.3% and 1.5%, respectively.

Other countries of the former Soviet Union: Our Global Generics segment’s revenues from other countries of the former Soviet Union were Rs.663 million for the three months ended June 30, 2014, a decline of 21% as compared to the three months ended June 30, 2013. This decline was primarily on account of the geopolitical unrest in Ukraine.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, Other countries of the former Soviet Union and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.2,216 million for the three months ended June 30, 2014, an increase of 50% as compared to the three months ended June 30, 2013. The growth was primarily attributable to sales volume growth in Venezuela and new products launched between July 1, 2013 and June 30, 2014.

Europe: Our Global Generics segment’s revenues from Europe were Rs.1,459 million for the three months ended June 30, 2014, a decline of 7% as compared to the three months ended June 30, 2013. Revenues have declined primarily on account of reduced sales in Germany, which was mainly due to our reduced participation in the competitive bidding tenders sponsored by statutory health insurance funds and other health insurance providers.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended June 30, 2014 were Rs.5,538 million, a decline of 6% as compared to the three months ended June 30, 2013. After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, this was largely attributable to:

•

increased sales of active pharmaceutical ingredients, primarily attributable to higher sales from “launch molecules” (as defined below) to our customers during the three months ended June 30, 2014, which increased our PSAI segment’s revenues by 10%; and

•	decreased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which decreased our PSAI segment’s revenues by 16%.

Sales from “launch molecules” refer to sales of active pharmaceutical ingredients to generic customers to support their generic product launches related to impending patent expirations.

During the three months ended June 30, 2014, we filed 20 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of June 30, 2014 were 678, including 213 DMFs in the United States.

Gross Profit

Our total gross profit was Rs.20,844 million for the three months ended June 30, 2014, representing 59.3% of our revenues for that period, as compared to Rs.15,019 million for the three months ended June 30, 2013, representing 52.8% of our revenues for that period.

The following table sets forth, for the period indicated our gross profits by segment:

	Three months ended June 30,
	2014			2013
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	19,281	66.5%	Rs.	13,482	61.6%
Pharmaceutical Services and Active Ingredients		1,234	22.3%		1,113	19.0%
Proprietary Products		244	79.7%		282	88.4%
Others		85	25.8%		142	39.6%

Total	Rs.	20,844	59.3%	Rs.	15,019	52.8%

After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased from 61.6% during the three months ended June 30, 2013 to 66.5% during the three months ended June 30, 2014. This increase was due to the favorable impact of changes in our existing business mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products), primarily attributable to an increased proportion of sales from new product launches with better margins in the United States.

The gross profits from our PSAI segment increased from 19.0% during the three months ended June 30, 2013 to 22.3% during the three months ended June 30, 2014. This increase was primarily due to higher sales from “launch molecules” to our customers during the three months ended June 30, 2014.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.10,679 million for the three months ended June 30, 2014, an increase of 21% as compared to Rs.8,794 million for the three months ended June 30, 2013. After taking into account the unfavorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by 10%; and

•

increased sales and marketing costs, due to expenditures towards select brand building activities in “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia) and India, which increased our selling, general and administrative expenses by 6%.

As a proportion of our total revenues, our selling, general and administrative expenses decreased from 30.9% during the three months ended June 30, 2013 to 30.4% during the three months ended June 30, 2014.

Research and development expenses

Our research and development expenses were Rs.3,875 million for the three months ended June 30, 2014, an increase of 59% as compared to Rs.2,430 million for the three months ended June 30, 2013. Our research and development expenses increased from 8.5% of our total revenues for the three months ended June 30, 2013 to 11.0% of our total revenues for the three months ended June 30, 2014. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds.

Other (income)/expense, net

Our net other income was Rs.185 million for the three months ended June 30, 2014, as compared to a net other income of Rs.376 million for the three months ended June 30, 2013.

Finance (expense)/income, net

Our net finance income was Rs.481 million for the three months ended June 30, 2014 as compared to a net finance expense of Rs.70 million for the three months ended June 30, 2013. The increase in net finance income was due to the following:

•	net foreign exchange gain of Rs.476 million for the three months ended June 30, 2014, as compared to net foreign exchange loss of Rs.131 million for the three months ended June 30, 2013;

•	profit on sale of investments of Rs.53 million for the three months ended June 30, 2014, as compared to profit on sale of investments of Rs.4 million for the three months ended June 30, 2013; and

•	net interest expense of Rs.48 million for the three months ended June 30, 2014, as compared to net interest income of Rs.57 million for the three months ended June 30, 2013.

Profit before income taxes

As a result of the above, our profit before income taxes was Rs.7,009 million for the three months ended June 30, 2014, an increase of 69% as compared to Rs.4,137 million for the three months ended June 30, 2013.

Income tax expense

Our effective tax rates for the three months ended June 30, 2014, the year ended March 31, 2014 and the three months ended June 30, 2013 were 21.5%, 19.1% and 12.8%, respectively. Income tax expense was Rs.1,505 million for the three months ended June 30, 2014, as compared to income tax expense of Rs.528 million for the three months ended June 30, 2013. The effective tax rate for the three months ended June 30, 2013 was lower primarily on account of the favorable impact of changes in our profit mix (i.e., an increase in the proportion of our profits taxed in jurisdictions with lower tax rates and a decrease in the proportion of our profits taxed in jurisdictions with higher tax rates) as compared to the year ended March 31, 2014 and the three months ended June 30, 2014.

Profit for the period

As a result of the above, our net income was Rs.5,504 million for the three months ended June 30, 2014, representing 15.6% of our total revenues for such period, as compared to Rs.3,609 million for the three months ended June 30, 2013, representing 12.7% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements. We borrowed U.S.$220 million during the year ended March 31, 2012, which is to be repaid in eight quarterly installments beginning December 2014. Further, we also borrowed U.S.$150 million during the year ended March 31, 2014, which is to be repaid in five quarterly installments beginning February 2018. These loans were borrowed primarily to repay some of our then existing short term and long term borrowings and to meet our anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights.

The following table summarizes our statements of cash flows for the periods presented:

	Three months ended June 30,
	2014		2014		2013
	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Net cash from/(used in):
Operating activities	U.S.$	76	Rs.	4,558	Rs.	4,489
Investing activities		(52)		(3,136)		(4,995)
Financing activities		(56)		(3,359)		3,922

Net increase/(decrease) in cash and cash equivalents	U.S.$	(32)	Rs.	(1,937)	Rs.	3,416

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included approximately Rs.19,366 million in available credit under revolving credit facilities with banks as of June 30, 2014. We had no other material unused sources of liquidity as of June 30, 2014.

Operating Activities

The net result of operating activities was a cash inflow of Rs.4,558 million for the three months ended June 30, 2014, as compared to a cash inflow of Rs.4,489 million for the three months ended June 30, 2013. The net cash provided by operating activities increased during the three months ended June 30, 2014 primarily on account of improvement in our business performance that resulted in an increase of Rs.3,187 million in our earnings before interest expense, profit/loss on sale of investments, tax expense, depreciation and amortization (“Adjusted EBITDA”) (Rs.8,876 million for the three months ended June 30, 2014, as compared to Rs.5,689 million for the three months ended June 30, 2013). Such increase in cash inflow was offset by an increase in working capital by Rs.4,449 million during the three months ended June 30, 2014. The increase in working capital was primarily due to an increase in the balances of our trade receivables which were not due for payment as at June 30, 2014.

Our average days’ sales outstanding (“DSO”) computed based on the sales for the three months ended June 30, 2014, March 31, 2014 and June 30, 2013, were 93 days, 86 days and 93 days, respectively. The increase in DSO during the three months ended June 30, 2014 was primarily on account of an increase in the proportion of sales made to the customers with longer credit period in the United States.

Investing Activities

Our investing activities resulted in a net cash outflow of Rs.3,136 million for the three months ended June 30, 2014, as compared to a net cash outflow of Rs.4,995 million for the three months ended June 30, 2013. These amounts were invested primarily in “mutual funds” and “fixed deposits having an original maturity of more than three months” and towards acquisition of property, plant and equipment.

Financing Activities

Our financing activities resulted in a net cash outflow of Rs.3,359 million for the three months ended June 30, 2014, as compared to a net cash inflow of Rs.3,922 million for the three months ended June 30, 2013.

During the three months ended June 30, 2014, we repaid some of our short term borrowings amounting to Rs.3,257 million from the surplus cash generated from operations. In comparison, we borrowed Rs.4,053 million pursuant to short term loans for general working capital requirements during the three months ended June 30, 2013.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding capital lease obligations) outstanding as of June 30, 2014:

Debt	Principal Amount			Currency	Interest Rate
	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Packing credit borrowings	U.S.$	215	Rs.12,927	USD EURO RUB	LIBOR + 25 to 60 bps LIBOR + 20 bps 7.20% to 7.75%
Other foreign currency borrowings		77	4,603	EURO	LIBOR + 90 bps
Long-term borrowings		388	23,291	USD GBP	LIBOR + 100 to 179 bps LIBOR + 130 bps

ITEM 4. RECENT DEVELOPMENTS

None.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: August 19, 2014	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary